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                                                   May 23, 2001
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

                  RE:      The Fleming Emerging Europe Fund Inc.
                           Commission File Nos.: 033-76076/811-08400
                           -----------------------------------------

Dear Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, The Fleming Emerging Europe Fund Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form N-2, together with all exhibits and amendments thereto, Commission File Nos. 033-76076 and 811-08400 (collectively, the "Registration Statement"), as well as the return of all materials previously filed pursuant to Confidential Treatment Requests. The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on March 14, 1994.

         Pursuant to the Registration Statement, the Registrant proposed to register up to 4,600,000 shares of its Common Stock , $0.001 par value per share (the "Shares"), for issuance to the public with a proposed offering price of $15.00. Based upon changed circumstances in the securities markets, the Registrant determined some time ago not to pursue the initial public offering of equity securities pursuant to the Registration Statement. Furthermore, no securities have been sold under the Registration Statement.

         Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

         If you have any questions regarding the foregoing application for withdrawal, please contact me at (410) 385-3507 or Edwin C. Laurenson of Baker & McKenzie at (212) 891-3554.


                                                  Best regards,


                                                  John B. Frisch
                                                  Incorporator